NEWS RELEASE

August 11, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

DRILLING INTERSECTS 0.71 g/t GOLD OVER 84.77 meters

AT ALMADEN’S CABALLO BLANCO PROJECT, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE AMEX) is pleased to report to its shareholders the results contained in a news release of Goldgroup Mining Inc. (TSX:GGA; “Goldgroup”; see Goldgroup news release of August 11, 2011) in which Goldgroup announced that additional diamond drill holes at the Company’s Caballo Blanco gold project in Veracruz, Mexico have yielded significant gold intercepts, extending the La Paila oxide gold zone to the southwest. Almaden’s  30% interest in the project is carried until a bankable feasibility study has been completed by Goldgroup. In the August 11, 2011 release Goldgroup also reported that drilling at Caballo Blanco remains ongoing to define and to expand the eastern, southern and southwestern flanks of the La Paila gold zone as the zone currently remains open in these directions.

Highlights from the Goldgroup News Release include:

Drillhole DDH 11 CBN 108: 84.77 m @ 0.71 g/t Au

Drillhole DDH 11 CBN 112: 71.50 m @ 0.51 g/t Au

Drillhole DDH 11 CBN 116: 94.80 m @ 0.53 g/t Au

J.D. Poliquin, chairman of Almaden, commented, “We are very pleased to receive these new results from Goldgroup’s on-going drill program at Caballo Blanco. The Caballo Blanco and nearby El Cobre projects are both underexplored and highly prospective projects in our portfolio. We are excited with Goldgroup’s plans for Caballo Blanco and look forward to reporting results as they are received”.

In the Goldgroup news release of August 11th, Keith Piggott, President and CEO of Goldgroup, stated: “These diamond drill results yielded gold intercepts all of which continue to be contained in completely oxidized, vuggy and siliceous rock occurring inside and peripheral to the existing La Paila zone.  These results continue to give better definition to the design of the first open pit and its extension in a southwesterly direction. The current drilling program, together with the on-going column-leach metallurgical testing, environmental and sociological studies as well as the run of mine heap-leach pad design and other engineering, form the basis for targeting to bring Caballo Blanco into production in the second half of 2012.”

Goldgroup’s August 11th release also included a map showing the location of the above drillholes and a table of coordinates and survey information.

Assaying and Qualified Person

Almaden has not reviewed the technical information and new data reported today which was taken from the August 11th, 2011 news release of Goldgroup. Goldgroup reports that its Caballo Blanco drill program is being conducted under the direct supervision Kevin Sullivan, B.Sc., MAusIMM, the Company’s Vice President Exploration and a qualified person, as defined by NI 43-101, and that Mr. Sullivan reviewed the technical information contained in the Goldgroup news release. Goldgroup also disclosed it assaying and quality control and quality assurance procedures in its news release as follows:

After project geologists logged and marked the core, technicians cut the individual lengths with a diamond saw, then tagged the bags and secured them with security clips.  The samples were then collected by Inspectorate America Corp. (“Inspectorate”) and transported to their preparation facility at Durango, Mexico where they were dried and crushed to -150 mesh.  The rejects remained with Inspectorate while the pulps were air couriered to Inspectorate’s Richmond, BC, Canada facility and analyzed for gold by fire assay with Atomic Absorption (“AA”) finish.  In addition, a 30 element Inductively Coupled Plasma (“ICP”) analysis (aqua regia digest) was conducted on all samples up to drill hole 11 CBN 113.  From drill hole 11 CBN 114 onwards, the samples were collected by ALS Minerals and transported to their Guadalajara preparation facility where they were dried and crushed to -2mm.  A 250 gram split of the coarse material was then pulverized to -200 mesh.  The rejects remained at the prep facility and the pulps were air couriered to ALS Minerals North Vancouver facility and analyzed for gold by 30g fire assay with an AA finish.  In addition, a 35 element ICP analysis was conducted on all samples. A QA/QC program was implemented as part of the sampling procedure for the drill program.  One standard, one blank or one duplicate was inserted per group of 15 samples sent to the laboratory.

Table 1:   Goldgroup Drill Results of La Paila Zone, taken from Goldgroup News Release of August 11, 2011.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Matehuapil, Merit and Yago), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.